UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                              File No. 069-00529

        Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1



                        SUNFLOWER ELECTRIC HOLDINGS, INC.

--------------------------------------------------------------------------------

                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant:

Claimant's name as reported in its initial Form U-3A-2 was Sunflower Electric Power Corporation. Effective November 27, 2002, claimant's name was changed to Sunflower Electric Holdings, Inc. Claimant is hereinafter referred to as "Sunflower". Sunflower's headquarters is in Hays, Kansas. It is a membership corporation under the laws of the State of Kansas, originally incorporated in 1957 by its electric distribution cooperative members to provide collectively for the power supply and transmission for the members. Until the closing on November 26, 2002, of a corporate and debt restructuring, Sunflower owned electric generating facilities and transmission lines and related properties. As part of the restructuring, Sunflower transferred substantially all of its assets and liabilities to SEP Corporation, formed February 14, 2002, by Sunflower's six distribution cooperative members. Sunflower retained certain infrastructure (a natural gas pipeline, plant access roads, and rail line - the "Retained Infrastructure") and transferred other infrastructure to its wholly-owned subsidiary, Holcomb Common Facilities, LLC ("HCF").

Sunflower's only assets at this time are the Retained Infrastructure and the single membership interest in HCF. The Retained Infrastructure is operated and maintained under a "triple-net" lease to SEP. Because Commission precedent does not clearly state that ownership solely of facilities such as the Retained Infrastructure would not be electric utility property, Sunflower may be an electric utility company or only a holding company.

Previously, Sunflower was regulated by the Kansas Corporation Commission. Effective with the closing on November 26, 2002, Sunflower's certificate to serve was transferred to SEP.

Electric Utility Company:

HCF is a member-managed limited liability company organized by Sunflower, its sole member, on February 14, 2002. Until closing of the Sunflower restructuring on November 26, 2002, HCF owned no property. Upon closing, HCF received from Sunflower certain facilities existing at the Holcomb coal-fired electric generating station ("Holcomb Unit 1") that would be useful if a second coal-fired unit is constructed at the site, subject to the retained right of use by Holcomb Unit 1. Sunflower then transferred Holcomb Unit 1 and substantially all other property to SEP. The facilities ("Common Facilities") transferred to HCF are the coal off-loading, storage, and handling facilities; water collection and treatment facilities; ash handling and disposal facilities; a rail loop; and related equipment and inventory. Commission precedent reviewed by Claimant does not clearly state that the Common Facilities would not be electric utility property.

The Common Facilities will be operated and maintained by SEP Corporation (owner of Holcomb Unit 1, which SEP purchased from Sunflower). If a second unit is constructed at the site, SEP and that unit's owners will share in the cost, but SEP will continue to operate and maintain the Common Facilities under a long term Amended and Restated Holcomb Facility Lease, Easement, and Agency Agreement.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

See description in 1 above.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                      2,358,707,000 kWh of electric energy, 0 Mcf of gas

         (b) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each company is organized.

                      0 kWh

         (c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                      21,966,000 kWh

         (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized at the State line.

                      27,686,000 kWh

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWF or a foreign utility company, stating monetary amounts in United States dollars:

                  NONE.

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or good(s) sold and fees or revenues under such agreement(s).



                                    EXHIBIT A

                        SUNFLOWER ELECTRIC HOLDINGS, INC
                                 Balance Sheets
                           December 31, 2002 and 2001

                 Assets                                                  2002                  2001
                                                                  -------------------   -------------------
Utility plant, at cost:
     In service                                                $                               636,796,148
     Less accumulated depreciation and amortization                                           (318,448,529)
                                                                  -------------------   -------------------
                                                                               -----           318,347,619
     Construction work in progress                                                                 855,238
                                                                  -------------------   -------------------
                 Total utility plant                                           -----           319,202,857
                                                                  -------------------   -------------------
Investments and other assets:
     Capital term certificates of the National Rural
        Utilities Cooperative Finance Corporation                                                2,193,684
     Investments in associated organizations                                                     3,420,709
     Escrowed funds                                                                              6,717,743
                                                                  -------------------   -------------------
                 Total investments and other assets                            -----            12,332,136
                                                                  -------------------   -------------------
Current assets:
     Cash and cash equivalents                                                                   1,840,866
                                                                  -------------------   -------------------
     Accounts receivable:
        Members                                                                                  4,610,684
        Nonmembers                                                                               3,031,523
        Other                                                                                      210,779
                                                                  -------------------   -------------------
                                                                               -----             7,852,986
                                                                  -------------------   -------------------
     Inventories:
        Fuel                                                                                     3,352,615
        Materials and supplies                                                                   6,986,066
                                                                  -------------------   -------------------
                                                                               -----            10,338,681
     Prepayments and other current assets                                                          997,398
                                                                  -------------------   -------------------
                 Total current assets                                          -----            21,029,931
Deferred charges                                                                                 1,987,898
                                                                  -------------------   -------------------
                                                               $               -----           354,552,822
                                                                  ===================   ===================




                        SUNFLOWER ELECTRIC HOLDINGS, INC.
                                 Balance Sheets
                           December 31, 2002 and 2001

     Capitalization and Liabilities                                       2002                  2001
                                                                  -------------------   -------------------
Capitalization:
     Long-term obligations, less current maturities            $                            414,502,040
     Obligations under capital leases, less current portion                                  11,170,656
                                                                  -------------------   -------------------
     Member and patron deficit:
        Memberships                                                                                 990
        Donated capital                                                                          71,989
        Accumulated deficit                                                                (105,494,486)
                                                                  -------------------   -------------------
                 Total member and patron deficit                               -----       (105,421,507)
                                                                  -------------------   -------------------
                 Total capitalization                                          -----        320,251,189
                                                                  -------------------   -------------------
Current liabilities:
     Current maturities of long-term obligations                                             23,603,645
     Current portion of obligations under capital leases                                        419,502
     Accounts payable                                                                         4,414,628
     Accrued liabilities:
        Taxes other than income taxes                                                         2,681,545
        Other                                                                                 2,228,313
                                                                  -------------------   -------------------
                 Total current liabilities                                     -----         33,347,633
                                                                  -------------------   -------------------
Deferred credits                                                                                954,000
Commitments and contingencies
                                                                  -------------------   -------------------
                                                               $               -----        354,552,822
                                                                  ===================   ===================



                                             SUNFLOWER ELECTRIC HOLDINGS, INC.
                                                 Statements of Operations
                                          Years ended December 31, 2002 and 2001

                                                                        2002                  2001
                                                                 -------------------   -------------------
Operating revenue:
     Member power sales                                       $       68,927,142            71,190,560
     Nonmember power sales                                            29,568,750            35,782,366
     Other                                                             4,400,017             5,446,094
                                                                 -------------------   -------------------
                 Total operating revenue                             102,895,909           112,419,020
                                                                 -------------------   -------------------
Operating expenses:
     Operations:
        Production and other power supply, net                        45,113,630            52,069,639
        Transmission                                                   5,134,924             5,830,589
     Maintenance:
        Production                                                     9,735,503             9,831,790
        Transmission                                                   1,377,796             1,305,463
     Administrative and general                                        6,422,546             6,322,657
     Depreciation and amortization                                    16,613,813            18,059,471
     Taxes other than income taxes                                        32,243               125,638
                                                                 -------------------   -------------------
                 Total operating expenses                             84,430,455            93,545,247
                                                                 -------------------   -------------------
                 Electric operating margin                            18,465,454            18,873,773
Less interest expense                                                (12,512,365)          (13,398,508)
Other additions (subtractions)                                             (153)                12,012
                                                                 -------------------   -------------------
                 Operating margin                                      5,952,936             5,487,277
                                                                 -------------------   -------------------
Nonoperating margins:
     Interest income                                                     239,835               557,043
     Other, net                                                        2,111,300               772,355
                                                                 -------------------   -------------------
                 Total nonoperating margins                            2,351,135             1,329,398
                                                                 -------------------   -------------------
                 Net margins                                  $        8,304,071             6,816,675
                                                                 ===================   ===================

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


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.





                                           SUNFLOWER ELECTRIC HOLDINGS, INC.



                                           By: /s/ L. Christian Hauck
                                           --------------------------
                                           L. Christian Hauck
                                           President and Chief Executive Officer




CORPORATE SEAL

Attest:

/s/ L. Earl Watkins, Jr.
-----------------------
L. Earl Watkins, Jr.
Corporate Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



                  L.  Christian  Hauck
                  President  and Chief  Executive Officer
                  Sunflower  Electric  Holdings,  Inc.
                  301 West 13th Street
                  P.O. Box 980 Hays, KS 67601-0980

                  Phone Number: 785-623-3333
                  Facsimile Number:  785-623-3308
                  E-mail address:  c.hauck@sunflower.net

                                    Exhibit B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

NONE.